ORIGEN IMPORTS, INC.

d/b/a Cuentacuentos

FORM C-AR — ANNUAL REPORT

For the Fiscal Year Ended December 31, 2025

Filer:	Origen Imports, Inc.
DBA:	Cuentacuentos
State of Incorporation:	Delaware
EIN:	87-4189288
SEC CIK:	0001935174
Principal Office:	13918 E Mississippi Ave #61346, Aurora, CO 80012-3603
Reporting Period:	January 1, 2025 — December 31, 2025
Filing Date:	May 4, 2026

This Form C-AR is being filed by Origen Imports, Inc. (the "Company") pursuant to Regulation Crowdfunding under the Securities Act of 1933, as amended. The Company is a small issuer self-certifying this annual report. The financial statements included or referenced herein are preliminary and unaudited.

TABLE OF CONTENTS

I. DESCRIPTION OF BUSINESS

Origen Imports, Inc. d/b/a Cuentacuentos ("Origen," "Cuentacuentos," or the "Company") has imported premium agave spirits ("mezcal") and other Mexican distilled spirits since 2019. Donald Read Spear founded the Company on May 14, 2015 (as a Colorado limited liability company; converted to a Delaware C corporation in 2021 — see "Corporate History" below). Following the close of the Company's 2022 Regulation Crowdfunding offering on the StartEngine platform, Mr. Spear holds approximately 82% of the issued and outstanding Common Stock and the remaining approximately 18% is held by the public investors who participated in that offering.

Producer relationships.

The Company sources bulk mezcal principally from MFM Productores SAPI de CV ("MFM"), a multi-generational producer based in Santiago Matatlán, Oaxaca, founded by Carlos Mendez Blas. The Company has worked with MFM since inception and continues to do so without a formal written long-term supply agreement. MFM owns and operates production facilities in the Santiago Matatlán region — described locally as the "World Capital of Mezcal" — and produces El Barro, the Company's first hybrid copper-and-clay-still expression.

Concentration of supplier and counterparty relationships.

The Company's principal Mexican supply, bottling, and brand-licensing relationships are concentrated with entities owned or controlled by Carlos Mendez Blas: MFM Productores SAPI de CV (bulk mezcal), Mezcolandia S.A.P.I. de C.V. (Tipo Bueno bottler), and Colegas, LLC (Tso'ok U.S. licensor, in which the Company's President holds a 50% membership interest). Loss of any of these relationships, or any deterioration in the relationship with Mr. Mendez, would have a material adverse effect on the Company's operations.

Tso'ok rum.

In 2021, Carlos Mendez Blas and Donald Read Spear jointly developed an Oaxacan rum product called Tso'ok. To hold the U.S.-side rights to the brand, Mr. Mendez and Mr. Spear formed Colegas, LLC, a Colorado limited liability company organized on July 1, 2021, in which each holds a 50% membership interest. Mr. Mendez retains the intellectual property rights to Tso'ok Rum in Mexico. The Company holds a perpetual exclusive licensing agreement with Colegas, LLC for the U.S. distribution of Tso'ok at a royalty cost of 50% of net profits, payable to Colegas. Because Mr. Spear holds a 50% membership interest in Colegas, the licensing arrangement and any royalties paid to Colegas are reported as a related party transaction (see "Related Party Transactions").

Brand portfolio.

The Company's proprietary agave spirits portfolio includes:

- El Barro, a hybrid mezcal first distilled in copper and finished in clay alembic stills, produced by MFM and the Company's best-selling SKU through most of FY2025, until the late-2025 launch of Tipo Bueno;

- Cuentacuentos, a single-varietal mezcal line including Espadín, Cuishe, and Tepeztate expressions, sourced from family palenqueros in Oaxaca;
- Tso'ok, an Oaxacan rum line in Joven and Reposado expressions, sold under the licensing arrangement described above; and
- Tipo Bueno, a 45% ABV certified artesanal espadín mezcal launched in late 2025, produced at the palenque of Maximiliano Gerónimo García in San Dionisio Ocotepec, Oaxaca, and bottled in Oaxaca by Mezcolandia S.A.P.I. de C.V., another company owned by Carlos Mendez Blas. As of the date of this report, Tipo Bueno's per-SKU sell-through has overtaken El Barro to become the Company's lead product.

Mexico operations.

The Company does not own or lease production facilities in Mexico. Mexico-side freight, customs brokerage, and supplier coordination are performed by the Company's affiliated Mexican entity, Origen Exports SAS de CV, on a pass-through basis (see "Related Party Transactions").

U.S. distribution model — restructured in late 2025.

From 2019 through December 2025 the Company's principal U.S. wholesale distribution channel was an exclusive arrangement with Alambic, Inc. and its affiliated marketer Craft Distillers, Inc. (together, the "Wholesaling Parties"). On December 11, 2025, the Company terminated that exclusive arrangement for cause under Section 2(b) of the governing wholesaling agreement, which permits termination on ten (10) days' written notice if the wholesaling parties have not purchased the contractually required minimum amount of product in the preceding twelve months. The termination did not result in a break-up fee or other termination payment by the Company.

The U.S. three-tier alcohol regulatory framework continues to apply in full. Following the termination, the Company — which holds its own federal importer Basic Permit issued by the Alcohol and Tobacco Tax and Trade Bureau ("TTB") — engages directly with state-level wholesalers, licensed retailers, and, in jurisdictions where state law permits, end consumers via direct-to-consumer channels. The Company's Colorado distribution relationship with VinMarket Selections continues. Management believes the restructured model delivers two material advantages: a pricing advantage (eliminating an intermediate wholesaler/marketer markup that historically added 30% or more to the Company's ex-works cost before goods reached the distributor tier), and increased market transparency on end-market pricing, reorder cadence, and trade feedback that was previously mediated by the Wholesaling Parties.

International.

The Company maintains a relationship with Charter Brands Limited (United Kingdom) for export of the Company's products into Europe, Asia, and Africa, pursuant to an agreement entered into in 2023. One export shipment was completed during FY2025.

Governance.

The Company is presently managed by its sole executive officer, Donald Read Spear (President). The Company's Board of Directors consists of Mr. Spear and Steven J. Adelkoff, JD, MBA, CAIA, CAMS. Ansley Coale, the principal of Alambic, Inc. and Craft Distillers, Inc., previously served on the Company's Board of Directors during the term of the U.S. wholesaling and marketing arrangements described above; Mr. Coale no longer serves on the Board following the December 2025 termination of those arrangements.

The Company's Intellectual Property.

The Company owns two registered United States trademarks: El Barro and the Cuentacuentos "wrought iron" insignia design mark. Two additional U.S. trademark applications are pending: Cuentacuentos Mezcal (word mark) and Tipo Bueno. The Company also owns a portfolio of related domain names and label artwork.

Corporate History.

Origen was originally organized on May 14, 2015 as Origen Imports, LLC under the laws of the State of Colorado. On December 9, 2021, the Company was incorporated as a Delaware C corporation under the name Origen Imports, Inc., and on December 21, 2021 the Colorado limited liability company was merged into the Delaware corporation under Delaware law, with Origen Imports, Inc. surviving the merger.

II. RISK FACTORS

Investment Risk Generally.

An investment in the Company involves a high degree of risk and should be considered only by investors who can afford the loss of their entire investment. The Company's securities are illiquid and not registered under the Securities Act of 1933, as amended. No public trading market exists for the Company's Common Stock, and none is expected to develop.

Early-Stage Company; History of Losses.

The Company is a small, early-stage business that has, in most reporting periods since inception, operated at a loss. There can be no assurance that the Company will achieve or sustain profitability. During FY2025, the Company recorded a preliminary net loss of approximately $10,683. The Company relies on cash on hand, receivables collection, and continued working capital discipline to fund operations.

Dependence on a Single Counterparty (Carlos Mendez Blas and Affiliated Entities).

Substantially all of the Company's Mexican supply, bottling, and Tso'ok brand-licensing relationships are concentrated with entities owned or controlled by Carlos Mendez Blas — specifically, MFM Productores SAPI de CV ("MFM," bulk mezcal supply), Mezcolandia S.A.P.I. de C.V. (Tipo Bueno bottler), and Colegas, LLC (Tso'ok U.S. licensor, in which the Company's President holds a 50% membership interest). The Company has no written long-term supply or bottling agreement with MFM or Mezcolandia. Loss of any of these relationships, agave supply constraints, regulatory changes in Mexico affecting artesanal mezcal production, or any deterioration of the Company's relationship with Mr. Mendez personally would materially adversely affect the Company's ability to source, produce, and sell its products.

Transition of Distribution Model — Loss of Exclusive US Wholesaler.

On December 11, 2025, the Company terminated its exclusive wholesaling relationship with Alambic, Inc. and its related exclusive U.S. marketing relationship with Craft Distillers, Inc. (together, the "Wholesaling Parties"), which had been the Company's principal U.S. go-to-market channel since 2019. While the termination was for cause under the governing agreement and did not result in a termination payment, the Company's U.S. wholesale presence has been materially reduced during the transition. The United States three-tier alcohol regulatory framework continues to apply in full; the Company, as its own federal importer of record, is engaging directly with state-level wholesalers and licensed retailers, and pursuing direct-to-consumer ("DTC") sales in jurisdictions where state law permits. There is no assurance that these restructured channels will generate revenue comparable to the prior wholesale arrangement, that new wholesale or distributor partners will be secured on acceptable terms, or that the Company can maintain the state-level licensing and logistics infrastructure needed to support expanded DTC sales at scale.

Dependence on a Hero SKU.

The Company has historically relied on a single lead product to drive the majority of revenue — previously El Barro, a hybrid copper-and-clay-distilled mezcal produced by MFM Productores, which was the Company's best-selling SKU through 2024. In late 2025 the Company introduced Tipo Bueno, a 45% ABV certified artesanal espadín mezcal, which in early 2026 has overtaken El Barro as the lead SKU. The Company's 2026 revenue outlook is therefore heavily dependent on the continued acceleration of Tipo Bueno, which has only a short commercial track record. A failure of the SKU to achieve sustained category traction, negative consumer or trade reception, label or compliance issues, or supply interruption at the bottler would materially harm the Company.

Category Headwinds — Declining Alcohol Consumption.

Over the past several years, U.S. consumer surveys and industry data have suggested that overall per-capita alcohol consumption, particularly among younger adults, has declined relative to historical norms, driven by health-and-wellness trends, "sober-curious" movements, and the growing availability of non-alcoholic alternatives. While premium artesanal mezcal has historically performed counter-cyclically to broader spirits volume trends, there is no assurance that the Company's brands will be insulated from category-level declines, and a sustained reduction in U.S. spirits consumption could materially adversely affect the Company's revenue.

Regulatory Risk — Alcohol Beverage Compliance.

The Company's business is subject to extensive federal and state regulation, including TTB importer licensing, federal excise tax ("FET") payment and CBMA refund administration, state Alcoholic Beverage Control ("ABC") licensing in each state where products are sold, labeling requirements, and restrictions on direct-to-consumer shipment of distilled spirits that vary materially by state. Changes in laws, regulations, or enforcement — including any rollback or modification of the CBMA reduced-rate excise tax program — could materially increase the Company's cost structure or constrain its commercial reach.

Customer Concentration.

During FY2025, a substantial majority of the Company's revenue was derived from a small number of customers, including Kastara Imports, VinMarket Select, and Charter Brands Limited (UK). Loss of any material customer, failure of a customer to pay outstanding receivables, or a deterioration in the credit of any of these counterparties could materially reduce the Company's revenue.

Foreign Currency and Cross-Border Operational Risk.

The Company transacts a meaningful portion of its cost of goods sold and contract labor expenses in Mexican Pesos (MXN). Adverse movements in the MXN/USD exchange rate, changes in Mexican tax or trade regulations, disruptions at the U.S.–Mexico border, or political and economic developments in Mexico or the U.S. could materially affect the Company's cost of goods and operational continuity. Political instability, including risks associated with cartel activity, blockade, embargo, riot, or other civil disruption in Mexico, could disrupt production, transportation, or supply.

Agricultural Supply Risk.

The Company's products depend on the availability of agave, an agricultural input subject to weather, drought, fire, disease, and other natural conditions outside the Company's control. A material disruption in agave supply or in MFM's production could prevent the Company from sourcing finished product.

Related Party Transactions.

The Company transacts with Origen Exports SAS de CV, an affiliated Mexican entity under common control, for Mexico-side freight and logistics services. The Company also licenses the Tso'ok brand from Colegas, LLC, a Colorado limited liability company in which the Company's President holds a 50% membership interest, at a royalty cost of 50% of net profits on Tso'ok. While management believes these transactions are conducted on arms-length-equivalent terms, related party transactions present inherent risks of conflict of interest.

Going Concern / Working Capital.

The Company has recurring operating losses and limited cash reserves. Continued operations depend on the Company's ability to generate revenue from the DTC channel, collect accounts receivable on a timely basis, service its SBA EIDL obligation, and manage working capital. An inability to do any of the foregoing could raise substantial doubt about the Company's ability to continue as a going concern.

Single-Officer Dependency.

The Company's operations are managed by its sole executive officer, Donald Read Spear. Loss of Mr. Spear's services, for any reason, would have a material adverse effect on the Company.

Intellectual Property.

The Company owns two registered United States trademarks (El Barro and the Cuentacuentos "wrought iron" insignia design mark) and has two additional U.S. trademark applications pending (Cuentacuentos Mezcal and Tipo Bueno). Trademark and copyright rights may be challenged, designed around, or rendered unenforceable, and the cost of enforcement may be prohibitive. Loss of, or inability to enforce, the Company's intellectual property would materially impair its ability to compete and to license its brands.

Reliance on Third-Party Service Providers.

In addition to its principal Mexican counterparties described above, the Company relies on third parties for U.S. customs brokerage, bottling, freight, accounting, and other essential services. Failure or under-performance of any such third party could disrupt operations and the Company may have limited recourse to recover damages.

Cybersecurity and Information Systems.

The Company relies on cloud-based bookkeeping, banking, e-commerce, and communications platforms operated by third parties. A material disruption, compromise, or data breach affecting these systems could disrupt operations, expose the Company or its customers to loss, and adversely impact the Company's reputation.

Subsequent Financings May Adversely Impact Existing Investors.

The Company may, in the future, engage in additional common equity, preferred equity, or debt financings to fund operations or growth. Future financings may involve terms more favorable to new investors than those available to existing holders of the Company's Common Stock, may dilute existing ownership percentages, and may reduce the per-share value of existing investors' holdings.

Minority Holders Have Limited Rights.

Mr. Spear holds approximately 82% of the Company's Common Stock and currently intends to retain a majority position. As a minority holder, you will have limited ability to influence Company policies, the election of directors, changes to the Company's governance documents, additional issuances of securities, repurchases of securities, a sale of the Company or its assets, or transactions with related parties. You are relying on management's discretion to make decisions that grow your investment.

Unaudited Financial Statements.

The financial statements included in this Form C-AR are preliminary and unaudited. The Company is self-certifying under applicable Regulation Crowdfunding provisions. Final bookkeeper close adjustments may result in immaterial changes to figures as presented.

III. DIRECTORS, EXECUTIVE OFFICERS, AND SIGNIFICANT EMPLOYEES

Donald Read Spear

Donald Read Spear's current primary role is with the Issuer.

Positions and offices currently held with the Issuer:

- Position: Director and President
- Dates of Service: May 2015 — Present
- Responsibilities: Overall company direction, execution, supplier relationships, distribution, regulatory compliance, and investor relations. Authorized compensation: $20,000 per month, of which $10,000 per month is designated as deferred compensation. Through December 31, 2025, no cash compensation has been paid to Mr. Spear under this arrangement; deferred compensation amounts have not been recognized as a liability on the Company's balance sheet pending final review of the underlying board authorizations and applicable tax treatment.

Other business experience in the past three years:

- Employer: RS Consulting and IP Holdings, LLC (a Colorado limited liability company controlled by Mr. Spear; dissolved December 5, 2022) | Title: CEO | Dates of Service: 2010 — December 5, 2022 | Responsibilities: Independent business consulting

Steven J. Adelkoff, JD, MBA, CAIA, CAMS

Steven J. Adelkoff's current primary role is with Fairwinds International Bank, LLC. Mr. Adelkoff currently provides approximately 10 hours per week of services to the Issuer.

Positions and offices currently held with the Issuer:

- Position: Director, Consultant, and Legal Counsel
- Dates of Service: May 2022 — Present
- Responsibilities: Provide business and legal counsel to the Company and serve as a director. Authorized compensation: $5,000 per month, of which $2,000 per month is designated as deferred compensation. Through December 31, 2025, no cash compensation has been paid to Mr. Adelkoff under this arrangement; deferred compensation amounts have not been recognized as a liability on the Company's balance sheet pending final review of the underlying board authorizations and applicable tax treatment.

Other business experience in the past three years:

- Employer: Fairwinds International Bank, LLC | Title: Chief Compliance and Legal Officer | Dates of Service: January 2010 — Present
- Employer: Arrakis Development, LLC | Title: Partner/Member | Dates of Service: April 2016 — Present
- Employer: Rutgers University | Title: Lecturer/Adjunct Professor | Dates of Service: September 2016 — Present

- Employer: Point Park University | Title: Adjunct Professor | Dates of Service: September 2019 — Present
- Employer: Finalis Securities | Title: Registered Representative | Dates of Service: April 2022 — Present

Mr. Ansley Coale, who previously served on the Company's Board of Directors, no longer serves on the Board following the December 2025 termination of the Company's exclusive wholesaling and marketing arrangements with Alambic, Inc. and Craft Distillers, Inc.

IV. PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding beneficial ownership of the Company's Common Stock (the Company's only class of capital stock) as of December 31, 2025, by each person known to the Company to beneficially own more than 10% of the outstanding Common Stock.

- Title of Class: Common Stock
- Stockholder Name: Donald Read Spear
- Amount and Nature of Beneficial Ownership: 4,930,000 shares (direct)
- Percent of Class: 82.17%

The remaining approximately 17.83% of the Common Stock is held by the public investors who participated in the Company's 2022 Regulation Crowdfunding offering on the StartEngine platform, none of whom individually beneficially own more than 10% of the outstanding Common Stock.

V. SECURITIES

The Company has authorized one class of equity securities, Common Stock.

Common Stock
- Authorized: 6,000,000 shares
- Issued and Outstanding: 5,162,525 shares (composed of 4,930,000 founder shares held by Donald Read Spear and 232,525 shares held by the public investors who participated in the Company's 2022 Regulation Crowdfunding offering)
- Voting Rights: The Company's Common Stock entitles shareholders to one vote per share on the election of the Company's Board of Directors and on other matters submitted to the shareholders by the Company's directors or as required by law. The Common Stock has no other material rights.

The Company has not authorized or issued any shares of preferred stock.

VI. PREVIOUS OFFERINGS

Founder's Stock Issuance (December 21, 2021)

- Name: Common Stock
- Type of security sold: Equity
- Final amount sold: $0.00
- Number of Securities Sold: 4,930,000
- Use of proceeds: The shares were issued to Donald Spear in exchange for his ownership interests in the predecessor Colorado limited liability company. This was an issuance of founder's shares; no cash consideration was paid.
- Date: December 21, 2021
- Offering exemption relied upon: Section 4(a)(2)

Regulation Crowdfunding Offering (Closed 2022)

- Name: Common Stock
- Type of security sold: Equity
- Final amount sold: $258,524.39
- Number of Securities Sold: 232,525
- Use of proceeds: Operating expenses, professional fees, inventory.
- Date: December 31, 2022 (offering close)
- Offering exemption relied upon: Regulation Crowdfunding (Section 4(a)(6))

VII. USE OF PROCEEDS UPDATE

In 2022, the Company closed its Regulation Crowdfunding offering on StartEngine, raising gross proceeds of approximately $258,524 through the sale of 232,525 shares of Common Stock. Funds raised in that offering have been deployed cumulatively toward inventory purchases from MFM Productores (bulk mezcal), TTB-compliant bottling operations and compliance, brand development (including the El Barro, Cuentacuentos, Tso'ok, and Tipo Bueno brand lines), initial distributor relationships, and general working capital.

During FY2025, the Company continued to apply working capital to: maintenance of inventory levels; freight and customs on active shipments; contract labor in Mexico supporting Oaxaca operations; operating expenses; and debt service on the SBA COVID-19 EIDL loan (approximately $1,800 paid in 2025, of which approximately $1,594 was principal).

During FY2025, no proceeds from the original Regulation Crowdfunding offering were used for officer compensation or dividends. The Company recorded approximately $1,704 of distributions to its sole controlling shareholder during FY2025, principally relating to bookkeeping reclassifications of historical owner-related transactions; this amount is immaterial in relation to the original offering proceeds and the Company's ongoing operations and was not funded out of investor capital from the Regulation Crowdfunding offering.

VIII. RELATED PARTY TRANSACTIONS

1. Donald Read Spear (Founder Stock Issuance)

- Relationship to Company: President, Director, and >10% beneficial owner
- Nature / amount of interest: Mr. Spear received shares of Common Stock in exchange for his ownership interests in the predecessor Colorado limited liability company (Origen Imports, LLC) in connection with the December 2021 conversion to a Delaware C corporation.
- Material Terms: 4,930,000 shares of Common Stock issued December 21, 2021 as founder's stock; no cash consideration; Section 4(a)(2) exemption.

2. RS Consulting and IP Holdings, LLC (dissolved December 5, 2022)

- Names of 20% owners: Donald Read Spear
- Relationship to Company: Entity controlled by the Company's President and Director
- Nature / amount of interest: During prior periods, Mr. Spear advanced funds to the Company through RS Consulting and IP Holdings, LLC, and the Company subsequently repaid those advances. The reciprocal note payable and the corresponding receivable were each carried at $40,224.72 and were cleared in 2025 by netting the two accounts to zero pursuant to a journal entry. RS Consulting and IP Holdings, LLC was dissolved on December 5, 2022.
- Material Terms: Original loan amount $40,224.72; original maturity date December 31, 2022; interest rate 0%; outstanding balance at December 31, 2025: $0.

3. Origen Exports SAS de CV

- Names of 20% owners: Donald Read Spear (through common control)
- Relationship to Company: Affiliated Mexican entity (sociedad anónima promotora de inversión de capital variable) under common ownership and control with the Company
- Nature / amount of interest: Origen Exports performs Mexico-side freight, customs brokerage, and supplier coordination services for the Company on a pass-through basis. During the year ended December 31, 2025, the Company paid approximately $5,226 to Origen Exports for these services, substantially offset by freight charges separately billed by the Company to its customers.
- Material Terms: No long-term contractual commitment; transactions occur on an as-incurred pass-through basis. The Company's balance sheet at December 31, 2025 reflects a $1,206 receivable from Origen Exports, unchanged from December 31, 2024.

4. Colegas, LLC

- Names of 20% owners: Donald Read Spear (50% membership interest); Carlos Mendez Blas (50% membership interest)
- Relationship to Company: Colorado limited liability company in which the Company's President holds a 50% membership interest; serves as U.S. licensor of the Tso'ok rum brand
- Nature / amount of interest: The Company holds a perpetual exclusive licensing agreement with Colegas, LLC for the U.S. distribution of the Tso'ok rum brand at a royalty cost equal to

50% of net profits on Tso'ok, payable to Colegas. Because Mr. Spear holds a 50% membership interest in Colegas, the licensing arrangement and any royalties paid to Colegas constitute related party transactions.

- Material Terms: Perpetual exclusive U.S. licensing arrangement; royalty equal to 50% of net profits on Tso'ok payable to Colegas. Royalties accrued or paid by the Company to Colegas during the year ended December 31, 2025 were not material in light of the limited Tso'ok sales volume in the period.

IX. INDEBTEDNESS

- Creditor: U.S. Small Business Administration (COVID-19 Economic Injury Disaster Loan)
- Outstanding balance at December 31, 2025: $4,447.65
- Interest rate: 3.75% per annum
- Maturity date: June 1, 2050

The Company has no other outstanding interest-bearing debt obligations as of December 31, 2025. A note payable to RS Consulting and IP Holdings, LLC (an entity formerly controlled by the Company's President) and a corresponding receivable were each carried at $40,224.72 and were cleared in 2025 by netting the two reciprocal accounts to zero. A prior Intuit financing loan has been repaid in full.

X. CORPORATE ACTIONS DURING THE REPORTING PERIOD

The Company executed no stock splits, reverse splits, share conversions, share repurchases, share dividends, recapitalizations, or amendments to its certificate of incorporation during the year ended December 31, 2025. The Company's capital structure (6,000,000 authorized shares of Common Stock; 5,162,525 issued and outstanding) is unchanged from December 31, 2024.

The December 2025 termination of the Company's exclusive wholesaling and marketing arrangements with Alambic, Inc. and Craft Distillers, Inc. was a commercial contract termination and did not involve any corporate action affecting the Company's equity securities.

XI. AVAILABLE CASH AS OF DECEMBER 31, 2025

As of December 31, 2025, the Company had available cash of approximately $5,126.44, held in a single business operating account at Bank of America, N.A. (BoA Business Advantage Checking #5573).

XII. MANAGEMENT'S DISCUSSION AND ANALYSIS

Circumstances which led to the performance of financial statements:

Fiscal year 2025 was a year of significant strategic repositioning for Origen Imports. In December 2025 the Company terminated its long-standing exclusive U.S. wholesaling and marketing arrangements with Alambic, Inc. and Craft Distillers, Inc. for cause under Section 2(b) of the governing wholesaling agreement, and concurrently initiated a transition from intermediated three-tier wholesale distribution to direct engagement with state-level wholesalers, licensed retailers, and direct-to-consumer channels. This transition contributed to a meaningful contraction in 2025 wholesale revenue compared to 2024, partially offset by encouraging early sell-through of the Company's new lead SKU, Tipo Bueno — a 45% ABV certified artesanal espadín mezcal launched in late 2025 that has since overtaken the Company's prior best-selling product, El Barro, on a per-SKU basis. Total revenue for FY2025 was approximately $55,974, down approximately 47% from $105,465 in FY2024. The Company recorded a preliminary net loss of approximately $10,683 for FY2025 compared to a net loss of $2,123 reported for FY2024.

Revenue

Revenue declined approximately 47% from $105,465 in FY2024 to $55,974 in FY2025, primarily reflecting the wind-down of routine ordering by the Wholesaling Parties through 2025 in advance of the December termination, the transition away from the prior exclusive U.S. wholesale arrangement, and the timing of the Tipo Bueno launch in late Q4 2025. FY2025 revenue was concentrated among a small number of customers, principally Kastara Imports, VinMarket Selections (Colorado), and Charter Brands Limited (UK), the latter of whom completed one international export shipment during the year. Direct-to-consumer revenue was de minimis in FY2025 and is expected to grow materially in FY2026 as the new distribution model scales.

Cost of Sales

Total cost of goods sold decreased to approximately $25,503 in FY2025 from $49,180 in FY2024. The decline is broadly consistent with the decrease in revenue volume during the transition period and reflects management's continued efforts to align inventory purchases with anticipated sales velocity. Per-unit input costs from the Company's Mexican supply chain were substantially stable year over year.

Expenses

Operating expenses for FY2025 were approximately $41,303, principally comprising contract labor in Mexico ($20,639), freight and logistics ($5,226), legal and professional fees ($4,576), office supplies and software subscriptions ($3,753), advertising and marketing ($1,546), taxes, licenses and registrations ($1,404), travel ($1,080), and various other operating costs. Operating expenses reflect the Company's continued investment in its Mexican production and supply relationships and the legal and professional costs associated with the strategic repositioning of the U.S. distribution model during the year. Comparable operating-expense detail was not separately disclosed in the prior Form C-AR.

Gross Margins

Gross margin was substantially stable year over year. FY2024 gross margin was approximately 53.4% ($56,285 of gross profit on $105,465 of revenue). FY2025 gross margin was approximately 54.4% ($30,471 of gross profit on $55,974 of revenue). Despite the significant revenue contraction, the Company was able to hold per-unit margins approximately level by aligning purchase volume with reduced sales activity and through the favorable per-unit economics of the Tipo Bueno SKU at launch.

Historical results and cash flows:

The Company's revenue declined materially in FY2025 compared to FY2024 as a direct consequence of the wind-down of the prior U.S. exclusive wholesale arrangement and the timing of the Company's strategic repositioning. While the FY2025 net loss of approximately $10,683 is greater in absolute terms than the FY2024 net loss of $2,123, management views FY2025 as a transition year. The Company entered FY2026 with the new Tipo Bueno SKU outperforming the prior lead product on a per-SKU basis, a restructured U.S. distribution model that eliminates an intermediate wholesaler/marketer markup of approximately 30% or more before goods reach the distributor tier, and direct commercial relationships with state-level wholesalers and retailers that provide enhanced pricing flexibility and market visibility. Management believes the restructured economics, combined with the early commercial momentum of Tipo Bueno, position the Company for revenue and margin recovery in FY2026, although there is no assurance that the new distribution model will generate revenue comparable to the prior wholesale arrangement.

XIII. FINANCIAL STATEMENTS (PRELIMINARY, UNAUDITED)

The Company's complete financial statements for the year ended December 31, 2025 — comprising Balance Sheet, Statement of Operations, Statement of Cash Flows, and Statement of Stockholders' Equity — are attached to this Form C-AR as exhibits and are incorporated herein by reference. A summary of key financial data is presented below:

Line	FY2025	FY2024
Total Assets	$83,813	$91,749
Cash and cash equivalents	$5,126	$17,896
Accounts receivable	$26,402	$23,594
Short-term obligations	$16,144	$1,206
Long-term debt (SBA EIDL)	$4,448	$6,248
Revenue	$55,974	$105,465
Cost of Goods Sold	$25,503	$49,180
Federal income tax paid	$0	$0
Net loss	$(10,683)	$(2,123)

2024 comparative figures are presented as originally disclosed in the Company's prior Form C-AR (SEC Accession No. 0001665160-25-001126, filed May 21, 2025) and are not restated herein. The short-term debt presentation differs between years; see Note 2 to the financial statements.

XIV. NOTES TO FINANCIAL STATEMENTS

Note 1 — Nature of Operations

Origen Imports, Inc. (which may be referred to as the "Company", "we," "us," or "our") was originally organized on May 14, 2015 as Origen Imports, LLC, a Colorado limited liability company. On December 9, 2021 the entity converted to a Delaware C corporation and operates today under the name Origen Imports, Inc., doing business as Cuentacuentos. The Company's principal office is located at 13918 E Mississippi Ave #61346, Aurora, Colorado 80012-3603. The financial statements of the Company are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

The Company is a federally licensed importer of distilled spirits (TTB Basic Permit holder). It imports bulk mezcal and other agave spirits from Mexico — principally from MFM Productores SAPI de CV ("MFM") in Oaxaca, an entity owned by Carlos Mendez Blas — for bottling and resale in the United States and, on a selective basis, internationally, under proprietary brands including El Barro, Cuentacuentos, Tipo Bueno, and Tso'ok. The Tipo Bueno SKU is bottled in Oaxaca by Mezcolandia S.A.P.I. de C.V., a separate entity also owned by Mr. Mendez. The Tso'ok rum line is sold in the United States under a perpetual exclusive licensing agreement with Colegas, LLC, a Colorado limited liability company in which the Company's President and Mr. Mendez each hold a 50% membership interest (see Note 6 — Related Party Transactions).

Note 2 — Summary of Significant Accounting Policies

Use of Estimates. The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the reported amounts of revenues and expenses during the reporting periods. Actual results could materially differ from these estimates.

Cash and Cash Equivalents. For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Inventory. Inventory consists of bulk and bottled distilled spirits sourced from the Company's principal Mexican producer relationship, together with related packaging components, and is valued at the lower of cost or market. The Company is not subject to the uniform capitalization rules of Internal Revenue Code Section 263A.

Revenue Recognition. The Company recognizes revenue from the sale of distilled spirits when (a) persuasive evidence of an arrangement exists, (b) goods have been delivered to the customer, (c) prices are fixed and determinable and not subject to refund or material adjustment, and (d) collection of the amounts due is reasonably assured. Revenue is presented on a gross basis: freight and federal excise tax charged to customers as separate invoice line items are reported within revenue, with the corresponding out-of-pocket freight and excise tax costs reported within cost of goods sold or operating expenses, as applicable.

Federal Excise Tax. The Company pays federal excise tax ("FET") on imported distilled spirits to the Alcohol and Tobacco Tax and Trade Bureau ("TTB") at the standard $13.50 per proof gallon rate at the time of import. The Company subsequently claims the Craft Beverage Modernization Act ("CBMA") reduced rate (an effective rate of approximately $2.70 per proof gallon for a qualifying foreign producer's allocation) by quarterly refund. Customer invoices include a pass-through FET charge at the CBMA reduced rate. Net FET cost to the Company, after CBMA refunds, is approximately $2.70 per proof gallon.

Income Taxes. The Company applies ASC 740, Income Taxes. As of the most recently filed federal income tax return (Form 1120 for the tax year ended December 31, 2024, filed September 12, 2025), the Company had approximately $127,590 of federal net operating loss carryforwards available to offset future taxable income, subject to applicable carryforward limitations.

Presentation note on short-term debt. In the December 31, 2025 Balance Sheet, "Short-term debt" is presented on a broader basis of total current liabilities (including accounts payable, credit cards payable, federal excise tax payable, and a residual loan from shareholder). The 2024 comparative figure, as originally disclosed in the prior Form C-AR, reflects a narrower presentation of short-term obligations. Both figures are presented as originally disclosed; no restatement of the 2024 filing has been made. "Long-term debt" for both years reflects the outstanding balance of the Company's U.S. Small Business Administration COVID-19 Economic Injury Disaster Loan.

Note 3 — Debt

The Company's only interest-bearing debt obligation is a U.S. Small Business Administration COVID-19 Economic Injury Disaster Loan ("EIDL") with an outstanding principal balance of approximately $4,448 at December 31, 2025 (December 31, 2024: approximately $6,248). The loan bears interest at 3.75% per annum and is secured by a general business security interest. Required monthly payments are approximately $76; the Company has been making voluntary monthly payments of $150, exceeding the required minimum. During the year ended December 31, 2025, the Company applied approximately $1,800 to the loan, of which approximately $1,594 was principal and approximately $206 was interest.

Note 4 — Commitments and Contingencies

The Company is not currently involved with, and is not aware of, any pending or threatened litigation against the Company or any of its officers.

The Company has no material capital expenditure commitments contracted but not yet incurred. The Company does not own or lease real property; warehousing, fulfillment, and bottling operations in Mexico are conducted in cooperation with the Company's affiliated entity Origen Exports SAS de CV (see Note 6) and with third-party producer and bottling partners on a purchase-order basis without long-term volume commitments.

The Company maintains active TTB Basic Permit registration as a federal importer of distilled spirits, together with state Alcoholic Beverage Control licenses in jurisdictions where it actively sells. Maintenance of these registrations is a condition of continued operation.

Note 5 — Stockholders' Equity

Common Stock. The Company has authorized 6,000,000 shares of common stock under its Certificate of Incorporation. As of December 31, 2025 (unchanged from December 31, 2024), 5,162,525 shares of Common Stock are issued and outstanding, comprising 4,930,000 founder shares issued to Donald Read Spear on December 21, 2021 in connection with the Company's conversion from a Colorado limited liability company to a Delaware C corporation, plus 232,525 shares issued in the Company's 2022 Regulation Crowdfunding offering. No shares of preferred stock have been authorized or issued.

Equity Activity in 2025. During the year ended December 31, 2025, the Company recorded approximately $1,704 of distributions to its shareholder, approximately $1,732 of net owner contributions, and certain immaterial reclassifications of historical equity activity. The Company did not issue any new shares of common stock or repurchase any outstanding shares during the year. Aggregate net change in stockholders' equity for the year was a decrease of approximately $10,179, principally reflecting the net operating loss for the year. See accompanying Statement of Stockholders' Equity.

Note 6 — Related Party Transactions

Origen Exports SAS de CV. Affiliated Mexican entity under common ownership and control. During FY2025 the Company paid approximately $5,226 to Origen Exports for Mexico-side freight, customs brokerage, and logistics services, substantially offset by freight charges billed to customers. The balance sheet at December 31, 2025 reflects a $1,206 receivable from Origen Exports.

Colegas, LLC. Colorado limited liability company organized July 1, 2021 by the Company's President, Donald Read Spear, and Carlos Mendez Blas, each holding a 50% membership interest. The Company holds a perpetual exclusive licensing agreement with Colegas for U.S. distribution of the Tso'ok rum brand at a royalty cost equal to 50% of net profits on Tso'ok, payable to Colegas. Royalties accrued or paid to Colegas during FY2025 were not material in light of the limited Tso'ok sales volume.

President / RS Consulting Loans. During prior periods, the Company's President advanced funds to the Company through RS Consulting and IP Holdings, LLC (a Colorado limited liability company that was dissolved December 5, 2022), and the Company subsequently repaid those advances in full. As of December 31, 2025 the net balance between the related note payable and corresponding receivable is zero, and the reciprocal accounts have been closed.

Shareholder Loan. The balance sheet reflects a residual "Loan from Shareholder" balance of approximately $36 at December 31, 2025 (December 31, 2024: approximately $106), an immaterial item from the 2021 entity conversion.

Distributions to Shareholder. The Company recorded approximately $1,704 of distributions to its sole controlling shareholder during the year ended December 31, 2025, principally relating to reclassifications of historical owner-related cash transactions.

Note 7 — Net Operating Loss Carryforwards

As of the most recently filed federal income tax return (Form 1120 for the tax year ended December 31, 2024, signed September 12, 2025), the Company had approximately $127,590 of federal net operating loss carryforwards available to offset future taxable income, subject to applicable carryforward limitations. No federal income tax was owed or paid for the year ended December 31, 2025.

Note 8 — Going Concern

The Company recorded a preliminary net loss of approximately $10,683 for the year ended December 31, 2025, and has limited cash reserves. Management's plans to address liquidity include (i) continued execution of the direct-to-consumer distribution strategy, (ii) ongoing collection of accounts receivable, (iii) continued service of the SBA EIDL obligation, and (iv) discretionary working capital management. While management believes these plans will permit the Company to continue as a going concern for at least the twelve months following the date of these financial statements, no assurance can be given.

XV. SUBSEQUENT EVENTS

Management has evaluated subsequent events through the date of this report. As described in the Description of Business, on December 11, 2025 the Company terminated for cause its long-standing exclusive wholesaling and marketing arrangements with Alambic, Inc. and Craft Distillers, Inc. The termination was substantially completed within the 2025 reporting period; only immaterial wind-down activities occurred in early 2026. Concurrent with the termination, the Company initiated a strategic repositioning of its U.S. distribution model toward direct engagement with state-level wholesalers, licensed retailers, and direct-to-consumer customers, led by the Company's Tipo Bueno SKU. Early-2026 sell-through of Tipo Bueno has exceeded the historical per-SKU run rate of any previously marketed Company product. No other subsequent events requiring disclosure have occurred.

XVI. CERTIFICATION OF PRINCIPAL EXECUTIVE OFFICER

PRINCIPAL EXECUTIVE OFFICER'S FINANCIAL STATEMENT CERTIFICATION

I, Donald Read Spear, the President (Principal Executive Officer) of Origen Imports, Inc., hereby certify that the financial statements of Origen Imports, Inc. and notes thereto for the fiscal year ended December 31, 2025 (the "current fiscal year") and the fiscal year ended December 31, 2024 (the "prior fiscal year") included in this Form C-AR are true and complete in all material respects, and that the information below reflects accurately the information that has been or will be reported on the Company's federal income tax returns for such periods.

Information for the Most Recent Fiscal Year (Year Ended December 31, 2025):

Origen Imports, Inc. has not yet filed its federal income tax return for the fiscal year ended December 31, 2025. The Company expects to file Form 1120 for that year prior to the applicable extended filing deadline. The Company's preliminary, unaudited book financial information for the year ended December 31, 2025 reflects total income of approximately $55,974, a net operating loss of approximately $10,683, and zero federal income tax owed (the Company's approximately $127,590 net operating loss carryforward absorbs any taxable income; the Company is in a loss position for the year).

Information for the Prior Fiscal Year (Year Ended December 31, 2024):

For the fiscal year ended December 31, 2024, as reported on the Company's federal income tax return (Form 1120) signed September 12, 2025: total income of $50,389; taxable income before net operating loss carryforward of $8,946 and after net operating loss carryforward of $1,789; and total federal income tax of $0 after application of the General Business Credit. The Company's prior Form C-AR for the fiscal year ended December 31, 2024 was filed with the U.S. Securities and Exchange Commission on May 21, 2025 (Accession No. 0001665160-25-001126).

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the date set forth below.

_____

Signature

Name: Donald Read Spear

Title: President, Origen Imports, Inc.

Date: _____, 2026